StreamNet, Inc.

7582 Las Vegas Blvd.

Las Vegas, Nevada 89123

United States Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Monday, November 18th, 2016

Reference: Request for Qualification for

       SteamNet, Inc. (SEC File No. 024-10590)

                      Regulation A Plus Tier One Offering Statement on SEC Form 1-A

Dear Mara L. Ransom

Pursuant to Rule 461 under the Securities Act of 1933, StreamNet, Inc. (the “Issuer”) hereby respectfully requests that the qualification date of the above-referenced Offering Statement be accelerated so that it will be declared qualified at 5:00 PM, EST, on November 23rd, 2016, or as soon as is practicable. We anticipate filing a Post Qualification Amendment to the Offering upon retaining the services of a Licensed Broker Dealer.

 Please email or fax a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the qualification time and date of the Offering Statement to the undersigned at DARRYLPAYNE@LIVE.COM. Mr. Payne’s direct line is (630) 777-7173.

On behalf of the Issuer, the undersigned acknowledges that the disclosure in the Offering Statement is the responsibility of the Issuer.

1.

Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing of the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Issuer from its full responsibility for the adequacy of the disclosure in the filing; and

3.

The Issuer may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States of America.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at any time.

Sincerely,

_/S/ Darryl Payne________________

Mr. Darryl Payne

Chief Executive Officer

StreamNet, Inc.

Email: DarrylPayne@Live.com

Phone: (630) 777-7173